Filed by 26 Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: 26 Capital Acquisition Corp.

Commission File No. 001-39900

Okada Manila Delivers Exceptional Fourth Quarter and 2021 Results, Exceeding EBITDA Projections by 122%

•	Fiscal Year 2021 total revenue exceeded forecasts by 26% and adjusted EBITDA surpassed guidance by 122%

MIAMI, FL – January 26, 2022 – 26 Capital Acquisition Corp. (NASDAQ: ADER), a Nasdaq-listed special purpose acquisition company (“SPAC”), today announced the fourth quarter and full-year 2021 financial performance of Okada Manila, the property operated by Tiger Resort, Leisure and Entertainment, a wholly owned subsidiary of UE Resorts International, Inc. 26 Capital Acquisition Corp. previously announced its plans to merge with UE Resorts International, Inc. later this year.

Okada Manila, one of the premier destination casino resorts in Asia and the largest integrated resort in the Philippines, surpassed its total revenue and adjusted EBITDA guidance previously disclosed to 26 Capital stockholders in October at the time of the merger announcement.

Fiscal year 2021 total revenue of $399.6 million1 exceeded prior forecasts by $82 million1 and increased 24% over 2020. Adjusted EBITDA for FY2021 topped projections by 122%, coming in at $46.8 million1, or $72 million more than 2020, primarily due to a very strong performance in gaming in Q4 and as a result of significant cost reductions implemented by management.

Additionally, non-gaming revenue increased by over 30% from 2020 to 2021, indicating a strong rebound in demand for the property’s numerous non-gaming offerings, including its Retail Boulevard, luxury spa, dining options and the Cove Manila beach club.

The resort had over 761,000 visitors in Q4, compared to 304,250 visitors in Q3, and its total revenue increased by 74% over the same period, from $85 million2 in Q3 to $148 million3 in Q4.

Okada Manila ended the fourth quarter as the clear market leader with a market share of 36.5% in Entertainment City for the month of December according to analysts’ research. This result illustrates the quality of the Okada Manila property and indicates its post-construction completion potential.

It’s anticipated that Okada Manila’s strong market position will be aided by the absence of additional competition in Entertainment City in the foreseeable future due to the scarcity of land available for development. Furthermore, when the Philippines fully re-opens, Okada Manila’s margins are expected to continue to benefit from substantial long-term cost reductions achieved during the pandemic. As such, EBITDA is projected to exceed $500 million by 2025.

"Most companies acquired by SPACs are missing their guidance by a significant amount, but Okada Manila crushed it with the highest market share in December 2021," said Jason Ader, Chairman and Chief Executive Officer of 26 Capital Acquisition Corp. "This impressive performance validates what I saw in Okada Manila when searching for a target for 26 Capital. I wanted a strong, progressive brand with a unique offering that would provide investors with a lucrative ROI, and it looks like my vision is on track to deliver. I expect that this positive momentum will continue throughout 2022, and Okada Manila will maintain its position as the market share leader in Entertainment City."

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Notes

1 Utilizes 2021 average exchange rate of 49.29 Philippine pesos/USD

2 Utilizes Q3 2021 average exchange rate of 50.15 Philippine pesos/USD

3 Utilizes Q4 2021 average exchange rate of 50.45 Philippine pesos/USD

"Covid-19 restrictions meant that there was no international tourism in Q4, and the property operated with various restrictions, so it's incredibly impressive to see such outstanding results. I'm proud that the team has delivered an exceptional year, far exceeding our expectations, and I'm excited to see the numbers when things completely open up," Ader added.

At over 50 acres, Okada Manila includes approximately 35,000 square meters of gaming space with licensed capacity to operate 599 gaming tables and 4,263 electronic gaming machines. When the current construction is complete this year, the resort will have licensed capacity to operate 974 gaming tables and 6,890 electronic gaming machines. The property also includes two hotel towers with 993 luxury rooms, a retail boulevard with space for 50 shops, Cove Manila night club and indoor beach club, over 25 dining options, and one of the world's largest multicolor dancing and musical fountains.

"The performance seen in Q4 underscores people's desire to get out and spend money on leisure activities," said Byron Yip, President of Okada Manila. "We have ended the year on a high note, with Q4 demonstrating our continued strong execution and ability to bring best operating practices that maximize productivity across the full spectrum of gaming, hospitality, retail, and entertainment offerings. The fact that this significant improvement in our performance, when compared to the other casinos in Entertainment City, was achieved in one of the most difficult periods that gaming has faced in decades, is a testament to the team's hard work and the positive impact of a series of comprehensive initiatives implemented under my management."

"With the upcoming merger and our continued optimization or our gaming business and diversification of our non-gaming revenue streams to further differentiate the property, I’m more confident than ever that we will deliver sustained growth and strong returns for shareholders in 2022 and beyond," Yip added.

All information in this press release regarding the financial results of Okada Manila are derived from the preliminary financial statements prepared by UE Resorts International, Inc.

About 26 Capital Acquisition Corp.

26 Capital Acquisition Corp. (NASDAQ: ADER) is a Nasdaq-listed blank check company formed for the purpose of creating stockholder value by identifying an acquisition target with significant growth opportunities that the 26 Capital team can enhance by utilizing its experience and track record of creating and unlocking value, with particular focus in gaming, gaming technology, lodging, and entertainment. 26 Capital is led by Jason Ader of SpringOwl Asset Management. Mr. Ader has over 26 years of experience as an institutional investor, asset manager, and research analyst, with particular expertise in the gaming and hospitality industries. SpringOwl Asset Management has raised more than $1 billion in capital since it was founded in 2013.

About UE Resorts International, Inc.

UE Resorts International, Inc. is the holding company of Okada Manila, the premier casino and integrated resort in Entertainment City, Manila. Okada Manila is the largest integrated resort in the Philippines and amongst the largest in the world. Located in one of the fastest-growing gaming markets in Asia, Okada Manila sits on over 50 acres of land, and upon final completion will have licensed capacity to operate 974 gaming tables and 6,890 electronic gaming machines and have 993 luxury hotel rooms.

Participants in the Solicitation

26 Capital Acquisition Corp. and certain of its directors and executive officers may be deemed participants in the solicitation of proxies from 26 Capital Acquisition Corp.'s stockholders with respect to the proposed business combination transaction. A list of the names of those directors and executive officers and a description of their interests in 26 Capital Acquisition Corp. is set forth in 26 Capital Acquisition Corp.’s filings with the SEC (including 26 Capital Acquisition Corp.’s final prospectus related to its initial public offering (File No. 333-251682) dated as of January 14, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to 26 Capital Acquisition Corp., 701 Brickell Avenue, Miami, Florida 33131, attention: Jason Ader. Additional information regarding the interests of such participants will be contained in the prospectus/proxy statement for the proposed business combination transaction when available.

Okada Manila and certain of its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of 26 Capital Acquisition Corp. in connection with the proposed business combination transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination transaction will be included in the registration/proxy statement for the proposed business combination transaction when available.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Okada Manila’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, 26 Capital Acquisition Corp.’s and Okada Manila’s expectations with respect to future performance and anticipated financial impacts of the business combination transaction.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside 26 Capital Acquisition Corp.’s and Okada Manila’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against 26 Capital Acquisition Corp. and/or Okada Manila following the consummation of the business combination transaction; (2) the impact of COVID-19 and related regulatory responses (such as local community quarantine and international travel restrictions) on Okada Manila’s business; (3) the dependence of Okada Manila’s business on its casino gaming license; (4) the inability to maintain the listing of Okada Manila’s common shares on the Nasdaq following the consummation of the business combination transaction; (5) the risk that the business combination transaction disrupts current plans and operations; (6) the ability to recognize the anticipated benefits of the business combination transaction, which may be affected by, among other things, competition, the ability of Okada Manila to grow and manage growth profitably, and retain its key employees; (7) costs related to the business combination transaction; (8) changes in applicable laws or regulations; and (9) the possibility that Okada Manila may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning 26 Capital Acquisition Corp. or Okada Manila, the transactions described herein or other matters and attributable to 26 Capital Acquisition Corp., Okada Manila or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of 26 Capital Acquisition Corp. and Okada Manila expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Non-IFRS Measures

This press release contains non-IFRS measures, namely Adjusted EBITDA (defined as operating profit / (loss) before depreciation and other adjustments). Okada Manila’s management believes Adjusted EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by currency fluctuations (affecting exchange gains and losses), variations in capital structures (affecting interest income and expense), tax positions (such as the impact on periods or companies of change in effective tax rates or net operating losses) and the age and book value of tangible and intangible assets (affecting related depreciation and amortization expense).

While Okada Manila believes that presentation of this non-IFRS measure is helpful to investors because similar measures are widely used by certain investors, security analysts and other interested parties as supplemental measures of performance and liquidity, investors should not construe this non-IFRS measure as an alternative to profit or to cash flows from operations. In addition, Adjusted EBITDA of Okada Manila may not be comparable to similarly titled measures used by other companies.

Media Contacts:

Robert Ford

5W Public Relations

(646) 430-5164

rford@5wpr.com

Laura Tyther

5W Public Relations

(332) 237-6222

ltyther@5wpr.com